CARTICA ACQUISITION CORP

1775 I Street NW, Suite 910

Washington, D.C. 20006

VIA EDGAR

December 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski and Lilyanna Peyser

Re:	Cartica Acquisition Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed December 15, 2021
File No. 333-261094

Dear Mr. Lamparski and Ms. Peyser:

Cartica Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 16, 2021, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”) filed December 15, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which we are filing with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed December 15, 2021

Summary

Ability to extend time to complete business combination, page 17

1.	We note your response to our oral comment issued on December 15, 2021, including your revised disclosure that "it may be unlikely" you would repay the loans paid by your sponsor in connection with the three-month extensions, if you do not complete a business combination. However, in your response letter dated December 8, 2021, you explained that there is no expectation that these loans would be repaid if you do not complete a business combination. As we have previously noted, it also does not appear from your disclosure in your Use of Proceeds section that funds would be available outside of the trust account to cover the payment of such loans. If you believe that you may have sufficient funds to repay any such loans if your initial business combination is not completed, please revise to clarify the anticipated source of such funds. In the alternative, if you do not believe that you will have sufficient funds to repay such loans, please revise your disclosure to clarify your statement that "it may be unlikely" that you would repay such loans if you do not complete a business combination. Further, please add risk factor disclosure addressing the potential conflicts of interest created by the fact that your sponsor will (or may) not be repaid for such loans if you do not complete a business combination.

In response to this comment, we have revised our disclosures on pages 17, 148 and F-9 of Amendment No. 3, and we have added to our risk factor disclosures on page 49 of Amendment No. 3.

U.S. Securities and Exchange Commission

Attn: Nicholas Lamparski and Lilyanna Peyser

Re: Cartica Acquisition Corp

Amend. No. 2 to Registration Statement on Form S-1

December 20, 2021

2.	You disclose that if you complete your initial business combination, you expect to repay your sponsor for the loans paid in connection with the three-month extensions from funds that are released to you from the trust account, or through warrants that will be identical to the private warrants. However, you also disclose here and on page 146 that "repayment of any such loans may be more likely if we complete one particular business combination alternative but not others." Please revise your disclosure to clarify whether you may not repay your sponsor for such loans, even if you complete a business combination. To the extent that such loans may not be repaid even if you complete a business combination, please also elaborate upon how your repayment of such loans "may be more likely if [you] complete one particular business combination alternative but not others." In the alternative, please revise to delete this statement if you intend to repay such loans, regardless of the particular business combination you complete.

In response to this comment, we have revised our disclosures on pages 17, 148 and F-9 of Amendment No. 3.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 917-882-2727 (mobile), rbaumann@egsllp.com or 212-370-1300 (office reception).

Very truly yours,

Cartica Acquisition Corp

	By:	/s/ Sanjeev Goel
	Name:	Sanjeev Goel
	Title:	Chief Executive Officer

cc:	Richard Baumann,
Ellenoff Grossman & Schole LLP